Filed by The Limited, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        Filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934

                                        Subject Company:  Intimate Brands, Inc.
                                        Commission File No. 1-13814

                                        Date:  March 4, 2002



         The following is the transcript of a recorded conference call which took place on Thursday, February 28, 2002 regarding the announcement by The Limited, Inc. of the fourth quarter and year end earnings report.

================================================================================
                LTD FOURTH QUARTER AND YEAR-END EARNINGS REPORT

                           THURSDAY FEBRUARY 28, 2002

                                 8:00 A.M. EST
================================================================================


     ...will conduct a Question and Answer Session and instructions will follow at that time. As a reminder, this conference is being recorded. Ladies and gentlemen, thank you for standing by. I would now like to turn the call over to Mr. Tom Katzenmeyer, Vice President of Investor Relations.

     Mr. Katzenmeyer, you may begin.

TOM KATZENMEYER:

     Thank you and good morning everyone and welcome to the Limited Inc.'s 4th Quarter Earnings Conference Call for the period ending Saturday, February 2, 2002.

     Before I begin, and as a matter of formality, I need to remind you that any forward-looking statements we may make today are subject to our Safe Harbor Statement found in our SEC filings.

     This morning we faxed to your offices the 4th Quarter Earnings Release and related financial information. This information is also available on our website, www.Limited.com. If you have not received this fax, please call our offices at, 614-415-7076 and we'll get it out to you right away.

     This call is being taped and can be replayed by dialing 1-800-337-6551, followed by the passcode 583. You can also listen to an audio replay from our website.

     As you know, Intimate Brands also reported their 4th Quarter results this morning and will be holding their Conference Call immediately following the close of ours. To listen to the live call, dial 1-877-518-7312 at the close of this call. You can also listen to a replay of their call by dialing 1-800-294-4342 and use the Conference Call ID Number 424. That call will be hosted by Debbie Mitchell and will include comments from Tracey Travis, Grace Nichols, Sharon Turney, Robin Burns and Rick Payne.

     Ann Hailey, EVP and Chief Financial Officer, Len Schlesinger, EVP and COO, and Michael Weiss, CEO of Express, are joining me this morning. Ann and Michael will be making some comments after I finish, and then we will all be available to answer your questions at the end of the call.

     All results that we discuss on this call are adjusted results, which exclude the results of Lane Bryant and the special items which were outlined in our press release. Including these special items and the results of Lane Bryant, our reported earnings per share for the full year were $1.19 versus 96 cents per share of last year.

     Sales for the 4th Quarter were $3.138 billion compared to sales of $3.259 billion last year. Comp Store Sales decreased -2%.

     Fourth Quarter earnings per share increased 36% to 75 cents per share this year compared to 55 cents per share last year.

     Gross margin increased 500 basis points during the Quarter to 42.2%, due to increased merchandise margins. The B&O rate was about flat. Gross margin at the apparel businesses increased by 410 basis points in the Quarter. The overall SG&A rate was flat in the Quarter.

     Inventories at the apparel group at the end of the Quarter were down 15% per square foot at cost. Ann will discuss inventory in more detail in a moment.

     Now for the brand results. As usual, you should have the following heading across your page: The name of the brand, Sales, Likes, External Growth Margin Rate, Operating Income Rate and Operating Income Dollars. So we will start with Express.

     o In the 4th Quarter sales at Express were $483.5 million, the likes were flat. External growth margin rate was up slightly, operating income rate and operating income dollars were both down slightly. For the full year at Express sales were $1.542 billion. The likes were -2%, external growth margin rate, operating income rate and operating income dollars were all down significantly.

     o At Lerner New York in the 4th Quarter Sales were $298.6 million. The likes were -8%. external growth margin rate was up, operating income rate was about flat and operating income dollars were down slightly. At Lerner New York for the full year sales were $940.3 million, the likes were -5%, external growth margin rate was up slightly, operating income rate was down, and operating income dollars were down.

     o At The Limited in the 4th Quarter, sales were $189.5 million, likes were +1%, external growth margin rate, operating income rate and operating income dollars were all up significantly. At The limited for the full year, sales were $617.8 million. The likes were -2% and again, external growth margin rate, operating income rate and operating income dollars all up significantly.

     o At Structure for the 4th Quarter, sales were $166.0 million, the likes were -6%, external growth margin rate, operating income rate and operating income dollars were all up significantly. For the full year at Structure, sales were $501.7 million, the likes were -8% and external growth margin rate, operating income rate and operating in come dollars were all up significantly.

     o At Mast for the 4th Quarter, sales were $53.7 million. External growth margin rate, operating income rate and operating income dollars were all down. And for the full year at Mast, sales were $209.4 million. External growth margin rate and operating income rate were both down slightly and operating dollars were down.

     So in summary, for the apparel business, in the 4th Quarter sales were $1.191 billion, that's against $1.311 billion last year. The likes were -3%, external growth margin rate was up 410 basis points, operating income rate was up 240 basis points, and operating income dollars and again this is after overhead, were $123.9 million. That's against $105.1 million last year. For the full year in the apparel group, sales were $3.811 billion. That's against $4.08, 018 billion ($4.018 billion) last year. The comps were -3%. External growth margin rate was flat, operating income rate was down 120 basis points, and again for the full year, operating income dollars after overhead were $64.4 million. That's aginst $116 million last year.

     That concludes my prepared remarks and I'd like to turn it over to Ann Hailey for her comments.


ANN HAILEY:

     Thanks, Tom. Good morning, everyone.

     As Tom mentioned, our 4th Quarter EPS was up 36%. A strong result, particularly in the current economic environment during the 4th Quarter. Importantly, all of our brands were profitable in the Quarter, so every brand made money.

     Taking a closer look at each business:

     o While Lerner New York's 4th Quarter comp was -8%, they were able to drive higher merchandise margins on inventories that were down 13% for the Quarter. They held their operating margin flat.

     o Limited Stores had their best full year operating income result since 1996. They achieved positive comps in the 4th Quarter with a solid assortment, including opening price points. This assortment, combined with tightly managed inventory and tightly managed expenses, resulted in a profitable 4th Quarter.

     I'm going to turn it over to Michael so that he can comment on the Express businesses and then I will come back and make some additional comments about the Quarter and '02.

MICHAEL WEISS:

     Moving into 4th, moving into Fall, our objective was to re-establish momentum in Women's and start to gain traction in Men's. We knew the environment would remain challenging for Fall and Holiday and that economic uncertainty would continue. We planned for this as a brand, and managed our inventories and budgets conservatively.

     First, I'll discuss the Women's business. As Tom said, our comps were flat in the 4th Quarter versus the plus 15% last year, and operating income was down slightly to last year. While we were disappointed with the decrease in operating income result for the full year of 2001 versus the very strong result in 2000, it was actually the second best result that Express has had in the last 6 years. We did better than we expected in the 4th Quarter. The 2 weeks after Christmas and the month of January were strong and enabled us to beat budgeted volume and profit.

     In the Men's, the Men's update, a little about Structure's 4th Quarter and the transition to Express. As I mentioned on the last call, we continue to be very disciplined about not taking our eye off the Women's business, and are therefore proceeding very slowly and methodically with the Structure transition. Fourth Quarter comps down 6 were disappointing. However, merchandise margin and operating income improved significantly, because of improvements in both the merchandise assortment and the mix of that assortment. Also, as Ann already mentioned, Structure was profitable in the 4th Quarter.

     With respect to what's ahead, we believe we are well positioned for Spring. We've approached Spring conservatively in terms of our inventory position and we're very happy with how we look against our competition. Our profile as a brand continues to improve. The Spring Men's assortment is the first one that has been totally designed, merchandised and sourced by the Express team. Our goal is to get through Spring with a lean inventory position and set ourselves up for a good Fall.

     With that, I'll turn it back over to Ann.


ANN HAILEY:

     Thank you, Michael. For the 4th Quarter beyond the fundamental that we had success in delivering the right fashion to our customers, we believe that the basic disciplines we have been focused on as an Enterprise played an important part in our 4Q results.

     For inventories, Costs of Goods available for Sale for the apparel businesses were about $200 million lower this fall, again that's at cost. That translated into Cost of Goods Available per square foot down 7%.

     These lower levels of inventory, combined with an assortment that was prepared with a view that it would be a highly promotional and competitive Holiday season, enabled us to increase Gross Margins by over 400 basis points in the Quarter.

     In terms of efficiency, we made 2 fundamental changes this Fall. First. In August we instituted a Home Office headcount cap. Any new hire, transfer, promotions, any filling of a position requires the written approval from both Len Schlesinger and myself. The net result is that we have 3.5% fewer Home Office associates than we did when we instituted this cap.

     Second, we focused on store selling with initiatives that had the goal of optimizing hours and productivity without diminishing customer service. These initiatives include the utilization of a new labor scheduling tool and effective management of wage rate on a mall by mall basis. We realized about a 2% reduction in selling expenses per average store in the Fall as a result of these efforts. We believe these reductions were worth about $20 million this fall. And, bottom line, we held SG&A flat as a percent of sales in the 4th Quarter, despite negative comps.

     Finally, I'd like to talk about the strength of our Balance Sheet. We ended 2001 with just about $1.4 billion in cash and over $400 million in holdings of other public companies--Alliance Data Systems, Galyan's and Charming Shoppes. The strength of our Balance Sheet was a deliberate decision to be conservative in the face of a difficult political and economic environment.

     Inventories are down and we have managed our capital spending cautiously. We started the year with an original capital spending budget of about $500 million. We reduced our forecast throughout the year and actual capital spending for `01 totaled $337 million. We achieved this result by increasing our focus on returns and by making tough choices which we believe are appropriate in this environment.

     Now, turning to a topic that I know is of great interest to all of you, let's discuss our outlook for 2002.

     First of all, while there are some signs of economic improvement, we believe there is still plenty of reasons to be cautious. There have been corporate bankruptcies that have shaken the consumer's confidence. There have been international debt defaults, and we remain at war, subject to political and terrorist events. While we'd like to take a more optimistic view given the 4th Quarter results, we believe it's wise to maintain our conservative posture.

     Specifically, we're planning for comps in the 1st Quarter to be down in the low single digits. We expect some improvement in the fall, which would result in flat to slightly positive comps for the full year. We are projecting a slight increase in 1st Quarter gross margin and will continue to pursue additional expense reductions. As I already mentioned, we think we have reallized approximately $20 million in reductions this fall.

     We're continuing with the headcount cap and other strategic processes to increase productivity and reduce costs. Nevertheless, we expect that the SG&A rate will be up slightly on negative comps in our low volume 1st Quarter. Consistent with the guidance we provided you on February 4th, we expect 1st Quarter earnings per share to be flat to 2001 adjusted EPS of 4 cents and that adjustment was for the removal of the Lane Bryant business which is in spring numbers such um, 1st Quarter last year, but obviously no longer part of our business.

     On a full year basis, we expect earnings per share to be up in the low to mid-single digit percentage range versus an adjusted 82 cents per share in 2001.

     For capital spending we estimate that that will be about $430 million this year. The majority of that spending will be spent on stores consistent with our history.

     We plan to open approximately 140 new stores and remodel about 190 others. We expect to close about 100 stores, resulting in net square footage growth of about 2%.

     Before I open the call up to questions, I do want to close with a few comments about the IBI exchange offer. As you know, on February 4th, we announced a plan to acquire all of the currently outstanding public shares of IBI at an exchange ratio of 1.046 Limited shares for each IBI share. We believe that a recombination of the businesses at this point will better allow us to fully develop the potential of our best brands across merchandise categories and across distribution channels. It will also provide greater flexibility in allocating resources, functional expertise and talent.

     The 1.046 exchange ratio achieves parity for the IBI shareholders in that they will continue to own about the same interest (cough), excuse me, in the IBI brand that they did prior to the recombination. That's roughly 16.3%. In addition, IBI shareholders will receive 16.3% ownership in The Limited's non-IBI portfolio. That's the $1.4 billion in cash on our Balance Sheet, the interests in Galyan's, ADS and Charming Shoppes, which are valued, as I said earlier, at a little over $400 million, and in all of our apparel brands. We believe that the exchange ratio is fair to all shareholders. It is currently scheduled to expire at 5 p.m., New York City time, on Monday, March 11th. This recombination also requires the approval of Limited Inc. shareholders so that we can issue the additional shares necessary to complete the transaction. Accordingly, proxy material has been distributed to Limited shareholders of record as of February 15th. The vote will be at a special meeting held at 4 p.m. on March 11th.

TOM:

     Ann, I think we are ready to take questions. Again, un Ann, Len, Michael, uh, myself. We would like to remind everyone, if you can, hold yourself to 1 question. The IBI call starts in about 20 minutes so we will try to get through as many people as we can.

     Operator, we're ready to begin.

QUESTION & ANSWER SESSION:

O: Thank you. At this time we are ready to begin the formal Question and Answer Session of today's conference. If you would like to ask a question, you may press *1 on your touch tone phone. You will be announced prior to asking your question. To withdraw your question, you may press *2. Again, if you would like to ask a question, please press *1.

     Our first question comes from Mark Friedman of Merrill Lynch.

Q: Thank you. Good morning everybody. Well done in a tough environment. Ann, Michael, if you could give us any kind of update, you gave us a 1st Quarter Comp expectation, could you talk to February and how business and Spring has gone so far? And in particular, Michael, how Express and Express Men's has responded to this new Spring line? Thanks.

W: I'll just talk briefly and then turn it over to Michael. We'll announce, as I think you all know, actual February comps next week. So what I would say now is that we are pleased with the reactions of the customer to our Spring assortment, pretty much across the board in all of our apparel businesses. Michael you might want to add.

M: I do not have much to add, just to second what Ann said. We really do believe, we think that we look quite good, and apparently the customer thinks the same thing. So we're pleased.

M:   Next question, operator.

O:   Jennifer Black of Wells Fargo, you may ask your question.

Q: Good morning! You are in a great position having a boatload of cash. I wondered if you could talk about what you are going to do with that cash?

W: Well as I said, we got them aligned at the organization more than a year ago, and said that we thought that we were going to go through some rough times, and that it would be smart to be conservative and have a strong Balance Sheet, both in terms of not having a lot of debt. We're down to $400 million of which 150 matures next year, this year--2002. And in terms of preserving our cash, as we ease out of the recession, I think, you know you can look to our history as indicative of what we do with the cash going forward. We look, you know, we look at options. Share repurchase has not been something that we've been shy about when we feel that we have extra cash and that the environment is conducive to doing that.

M:   Thanks, Jennifer, next question.

O:   Tom Filandro of JP Morgan, you may ask your question.

Q: Good morning. Michael, question for you. Could you give us a little more color of what works in the men's business and what didn't work? And any additional comments on the different concepts that you're trying? I mean the side-by-side, versus Structure on the front of the store and not on the front of the store?

M: When you ask what worked and what didn't work, are you talking about the store configurations, or are you talking about merchandise, Tom?

Q:   I'm cheating. I'm squeezing 2 questions in. Merchandise in one and,...


Laughter

M: That's cool. Okay, in terms of the merchandise, what has worked quite well is what we stated we wanted to do, which are sort of very classic items with an urban edge. Urban of course without urban attitude. I think that's where we tried to put our money in non-seasonal items so that our inventory investment would be that much more flexible and that much more protected. The 2 biggest things so far, you can clearly see in the store, are our shirt area and our casual pants area. But we have done much better than expected on some of the dressier clothes that we've done.

     In terms of the stores, basically, we're getting, basically the same reaction in, no matter how we do a new store. And that is that they're getting used to the name "Express" and when we have good things that have the Express label in it, they buy it in great depth. So we're not concerned about that aspect any, going forward any more.

M:   Tom, thanks. Next question, operator.

O:   Stacy Pak of Prudential Securities, you may ask your question.

Q: Good morning, thanks. You guys had great upside from apparel, in um the 4th Quarter. My understanding is that it came equally from Express, Limited Stores and Structure. I was wondering if you could detail the upside by business, give us a bit more about what's driving it and what your projections assume year-over-year in improvement by business for '02?

W: Stacy, this is Ann. That's a lot of questions. Let me deal with them as best I can. For the 4th Quarter, as I said, all of our businesses had a good result and were positive. I think it was, you know, the same things in all the businesses. It was what we talked about. We planned for a very, competitive Holiday, so we planned assortments that had price points that, you know, where we could make money and still sell a lot of goods. We had a lot less inventory than we did last year, $200 million in the apparel businesses. So all of that wasn't hanging out there to turn into markdowns. And I, across the board, but particularly in the case of Limited Stores, we took dollars out of the expense structure. So I think it was not any one of those things in particular. I think it was the combination of all of those that enabled all of our businesses to be profitable.

     Looking out, we have very, very modest expectations for operating income improvement although we do have improvement in all of our businesses. Express, you know, is obviously our largest business, Express Women's in terms of profitability. So that will have the most influence on our results.

M:   Thanks Stacy. Operator next question.

O:   Maura Byrne of Salomon Smith Barney, you may ask your question.

Q: Good morning and congratulations on a strong finish to the Quarter! On expense management end, you mentioned $20 million of savings in the 4th Quarter, on I guess the weigh, trades and labor scheduling. Also programmed, all the programs you initiated since last summer, how will benefits be carrying over into the 1st Half of '02? Can we look for a, let's say $40 million of expense savings, or was 4th Quarter lumpy given the size of the expenses?

W: Yeah, I think 40, yeah I think you're right in the later part of your question. The 4th Quarter is such a large part of our selling expenses that that's typically where we are going to realize. The, the program that we had laid out was about $100 million of which we thought we would get 75 in '02 and 25 in '03. We're pleased that we were able to be a little ahead of schedule on that with the $20 million that we got in the 4th Quarter. But I, you know, I think that the rest of it, the balance of the $75 million for '02 will be seen primarily in the second half of the year in the selling expense, and also in the Home Office head count.

M:   Thanks, Maura, next question.

O:   Jeff Klinefelter of US Bancorp Piper Jaffrey, you may ask your question.

Q: Yes, Michael, I was wondering if you could address just briefly, kind of where, how you're positioning Express and Express Men's here for the Spring season in terms of, you know, what categories you expect to work in this environment? And then also what sort of marketing activities are planned for the inte, ongoing integration of the Express Men's in terms of the age group that it is targeting?

M: Well in Men's we're talking woven shirts, casual pants, and of course our ever-present jeanswear because we're really, really rushing towards being very, very, very good at the jeans business. In Women's we're targeting cut and sew knitwear. We're targeting casual pants and we're targeting also jeanswear.

     In terms of marketing, any marketing that we do in Men's, will be instore. We're not yet ready to go public with that, with the men's part of the brand until we feel that we are really, really good at it. We will continue advertising in Women's as we started last fall. We feel it was quite successful. We feel that it is raising the profile of the brand.

M:   Thanks Michael, next question.

O:   Dana Cohen of Banc of America Securities, you may ask your question.

Q: Oh, hi guys! One clarification of one question. In terms of the impact of Lane Bryant, I think you said it was 4 cents. Is that to the 1st Quarter or the 1st Half? And then the second question is what would SG&A dollars have been on an apples-to-apples basis adjusted for the 53rd week in the, this 4th Quarter?

W: The first part of your question is that the impact of Lane Bryant is 5 cents in the half. It is 2 cents in the 1st Quarter and 3 cents in the 2nd Quarter. And I think we're going to have to get back to you on the question about the apples-to-apples for the different weeks. But the response in terms of the $20 million and the 2% reduction in store selling cost, if that's what you're getting with the question, was it adjusted for the 53, 52 week difference.

M:   Next question, please?

O:   John Morris of GKM, you may ask your question.

Q: Thanks. I add my congratulations as well! Question about inventory plans. As you look ahead especially for the Fall, it may be a little bit early now, but Ann could you give us a little bit more color of where you see your inventory plan? For the apparel businesses by concept, if you can give us that level of insight, and also for the Intimate Brands business.

W: You're right. It is a little early for Fall. We're taking our first look at the Fall numbers right now and we're likely to start off planning them again very conservatively knowing that we will keep an eye on them, and if we do see an opportunity to have some upside to move out of the negative ranges into the slightly positive ranges for the Fall. For the Spring, we're pretty clear that we are going to be down in the high single, low double-digits BON's early on in the March/April time frame, moving into the low single-digits for the 2nd Quarter. Obviously trying to call exactly when it is time to move from being conservative to certainly not being aggressive, but to inventorying our businesses a little bit more. It is something that we're going to spend a lot of time on. We talk about it every week. And, when we see the opportunities to do that, we will. But we really want to, we want to make sure that we focus on turns first, and that we see the real trends on a sustained basis. Not a good week and a bad week, but that we really believe that there is some broad base momentum out there before we move to a slightly less conservative posture.

M: Thanks, John. Operator, we have time for about 2 or 3 more before we have to begin the Intimate Brands Call.

O:   Marcia Aaron of Pacific Growth Equities, you may ask your question.

Q: Yes, good morning. Anne, can you give us an update on your infrastructure initiatives and in particular what you're doing on the IT front this year?

W: Well, I think that since we have Len Schlesinger here with us, and he can answer that question I'm sure terrifically, that I'm going to ask him to field that one.

M: The continuing efforts of the Information Technology initiatives really are meeting the needs of the individual brands while continuing to build support across the brands for an architecture that really is rooted in a collection of data warehouses in middlewear. We have been able to, over the last 12 months, collapse what was a 5-year integration strategy into a 3-year integration strategy. But we expect to have most of the systems architecture in place by the end of 2004.

M:   Thanks, Len. Next question.

O:   Robbie Ohmes of Morgan Stanley, you may ask your question.

Q: Oh, hi. My question is: you guys had a very promotional environment in the 4th Quarter, but you came through with a great gross margin and you've come out with this very conservative guidance including sort of only an up slightly gross margin and yet you're planning inventories pretty tightly, kind of similar to what you did for Holiday. I'm just trying to understand. Can you help us understand why you couldn't continue to see that type of improvement in merchandise margins as you move through the first 3 quarters of this year? Thanks.

W: Well, you know, we certainly hope we do see improvement in merchandise and gross margins, as we move through the first 3 quarters, but I think I will go back to the, some of the comments that I made at the beginning. The water is still pretty choppy out there. The you know, we will have a good week of selling and then we'll have a less good week of selling, and we still think there are risks economically and risks politically. So we believe it is still appropriate to be cautious, and that's reflected in our guidance.

M: Thanks Robbie. Operator, why don't we take this as the last question to allow everyone to dial in to the next call. Final question.

O:   Jeff Stein of McDonald Investments, you may ask your question.

Q: Can you talk a little bit about store openings and closings? Where is the incremental capital investment going this year relative to last year's capital plan?

W: For the apparel businesses, it's in the dual gender. So primarily, there's, you know, there's a little bit elsewhere, but the primary change from an apparel point-of-view is as the Structure Leases, Structure Store Leases come up for renewal, we are, for the most part, closing those stores and combining that business into the existing Express Women's Store. So that will give us some productivity gains as we move that volume through 1 box instead of 2. That's the primary thing.


Closing

TOM:

     We'd like to thank everyone for listening in.

     As a reminder you can replay the call by dialing 1-800-337-6551. The passcode is 583 or you can access it through our website. Thanks again, everyone.


End of Call

                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized.

                             Additional Information

     In connection with the proposed exchange offer, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.